UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-03492	No. 75-2677995
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3000 North Sam Houston Parkway East
Houston, Texas		77032
(Address of principal executive offices)		(Zip Code)

Eric Carre
Executive Vice President and Chief Financial Officer
(281) 871-7599
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2023 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Halliburton Company (the “Company” or “Halliburton”) conducted a reasonable country of origin inquiry (RCOI) of its suppliers to determine whether any conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD, necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company during 2023 (the “Products”) originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD. Halliburton exercised due diligence on the source and chain of custody of its conflict minerals, as discussed in paragraph (c)(1) of Item 1.01 of Form SD, that conforms to the Organization for Economic Co-operation and Development (OECD) Due Diligence Framework for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Conflict Minerals Disclosure

In accordance with paragraph (c) of Item 1.01 of Form SD, Halliburton filed a Conflict Minerals Report (CMR) for the reporting period January 1, 2023 to December 31, 2023, as Exhibit 1.01 to this Form SD, and has made such report publicly available on Halliburton's website, http://ir.halliburton.com/phoenix.zhtml?c=67605&p=irol-sec. Information on Halliburton’s website shall not constitute a part of this Form SD.

Item 1.02 Exhibit

The Company has contemporaneously filed the CMR with this Form SD, which is attached as Exhibit 1.01.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable.

SECTION 3 - EXHIBITS
Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2024		HALLIBURTON COMPANY

	By:	/s/ Eric Carre
Eric Carre
Executive Vice President and Chief Financial Officer